

14045824

SEC
Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2014

Washington DC
405

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SEC FILE NUMBER
8- 066716

✳ AB
3/11

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2013___ AND ENDING ___12/31/2013___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Fargo Funds Distributor LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___525 Market Street, 9th Floor___
(No. and Street)

___San Francisco___   ___CA___   ___94105___
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Erdem Cimen___   (415) 947-1988
                                               (Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___KPMG LLP___
(Name – if individual, state last, first, middle name)

___90 South Seventh Street___   ___Minneapolis___   ___MN___   ___55402-3900___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

DD
3/24/14

OATH OR AFFIRMATION

I, _Erdem Umen_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Wells Fargo Funds Distributor, LLC_ , as of _December 31_ , 20 _13_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial officer & Treasurer –
Wells Fargo Funds Distributor, LLC
Title

- Pls. see Attached -
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACKNOWLEDGMENT

State of California
County of _____San Francisco_____)

On __13th February, 2014__ before me, __Juliet V. Sudario, Notary Public__
                                            (insert name and title of the officer)

personally appeared _____A. Erdem Cimen_____,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are
subscribed to the within instrument and acknowledged to me that he/she/they executed the same in
his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the
person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing
paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____ (Seal)

> JULIET V. SUDARIO
> Commission # 1991870
> Notary Public - California
> San Francisco County
> My Comm. Expires Oct 19, 2016

WELLS FARGO FUNDS DISTRIBUTOR, LLC

Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

WELLS FARGO FUNDS DISTRIBUTOR, LLC

Table of Contents



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Governors and Member
Wells Fargo Funds Distributor, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Funds Distributor, LLC, a wholly owned subsidiary of Wells Fargo Investment Group, Inc. whose ultimate parent is Wells Fargo & Company, as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Wells Fargo Funds Distributor, LLC as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Minneapolis, Minnesota
February 25, 2013

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

WELLS FARGO FUNDS DISTRIBUTOR, LLC

Statement of Financial Condition

December 31, 2013

Assets

Cash and cash equivalents	$	51,939,337
Deferred sales commissions		6,120,467
Prepaid expenses		944,022
Due from affiliate		8,906,478
12b-1 and CDSC fee receivable		7,714,414
Other receivables		16,889
Total assets	$	75,641,607

Liabilities and Member's Equity

Accounts payable	$	2,772,304
Accrued compensation and related benefits		12,232,835
Commissions and distribution fees payable		3,815,112
Other accrued expenses		226,115
Total liabilities		19,046,366
Commitments and contingencies (note 4)		—
Member's equity		56,595,241
Total liabilities and member's equity	$	75,641,607

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Operations

Wells Fargo Funds Distributor, LLC (WFFD) is a wholly owned subsidiary of Wells Fargo Investment Group, Inc. (WFIGI) whose ultimate parent is Wells Fargo & Company (WFC). WFFD is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA). As of December 31, 2013, WFFD's primary activity is the distribution of Wells Fargo Advantage Mutual Funds, pursuant to a service agreement with Wells Fargo Funds Management, LLC (WFFM). WFFD was chartered and seeded with $23,501,000 by WFIGI on October 19, 2004, and commenced broker-dealer operations on April 11, 2005. WFIGI made an additional capital contribution of $30,000,000 to WFFD on October 23, 2013.

WFFD does not receive or hold customer funds or securities.

(2) Summary of Significant Accounting Policies

(a) Fair Value of Financial Instruments

In accordance with FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, WFFD categorizes its assets and liabilities that are accounted for at fair value in the statement of financial condition into a fair value hierarchy as defined by ASC 820. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities. See note 7 for further information about the fair value hierarchy and WFFD's assets and liabilities that are accounted for at fair value.

(b) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and money market fund investments.

(c) Fixed Asset

The fixed asset is stated at cost less accumulated depreciation. It has been depreciated using the straight-line method over the five year estimated useful life of this fixed asset. The fixed asset has been fully depreciated during the year ended December 31, 2012, with accumulated depreciation of $4,772.

(d) Underwriting and Front-end Sales Commissions

Payments of dealer reallowances, also known as prepaid dealer commissions, from the sales of the Funds' Class C shares are recorded as a deferred asset at the point of sale and are amortized on a straight-line basis over a 12-month period. This corresponds with the period the deferred sales commissions are expected to be recovered from distribution fees and contingent deferred sales charges (CDSCs).

(e) Income Taxes

WFFD is a wholly owned limited liability company and does not file its own income tax returns. Instead, the results of WFFD's operations are included in the income tax returns of its parent. WFFD does not pay income taxes to its parent, WFIGI, does not have a tax sharing agreement with its parent, and management does not have the intention of changing these facts. Thus, WFFD has many

attributes of a pass-through entity and income taxes are not presented in its financial statements. As described in FASB ASC 740, *Income Taxes*, due to the lack of a tax sharing agreement, provisions associated with uncertain tax positions are not applicable.

(f) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from such estimates.

(3) Related-party Transactions

In the ordinary course of business, WFFD enters into material transactions with other affiliates of WFC. These transactions could be charges or reimbursements to WFFD and include costs incurred for employee benefit programs sponsored by WFC (note 6) and other operating expenses allocated by affiliates.

(4) Commitments and Contingencies

In the normal course of business, there are various lawsuits, claims, and contingencies pending against WFFD.

Based on information currently available and advice of counsel, WFFD believes that the eventual outcome of actions against WFFD will not, individually or in aggregate, have a material adverse effect on WFFD's financial position.

(5) Net Capital Requirements

WFFD is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), and was required to maintain minimum net capital of $1,269,758 as of December 31, 2013. At December 31, 2013, WFFD had net capital of $32,134,168, which was $30,864,410 in excess of the minimum required. WFFD's net capital ratio (ratio of aggregate indebtedness to net capital) was 59% at December 31, 2013.

WFFD is exempt from Rule 15c3-3 under subsection (k)(1). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(6) Employee Benefits

WFFD participates in certain employee benefit plans sponsored by WFC. The costs associated with WFFD employees are allocated to WFFD.

WFFD's employees are eligible for benefits under WFC's defined contribution 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 25% of their pretax certified compensation, although there may be a lower limit for certain highly compensated employees in order to maintain the qualified status of the 401(k) Plan. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The matching contributions generally vest over four years.

(Continued)

WFFD also participates in WFC's noncontributory qualified defined benefit retirement plans that cover substantially all employees. Plan contributions are discretionary and based on company performance.

Certain WFFD employees participate in various WFC stock-based employee compensation plans which provide for awards of incentive and nonqualified stock options, stock appreciation rights, restricted shares, restricted share rights, performance awards and stock awards without restrictions. Options must have an exercise price at or above fair market value (as defined in the plans) of the stock at the date of grant and a term of no more that 10 years. Effective January 1, 2006, WFFD adopted FASB ASC 718 (revised 2004), *Compensation –Stock Compensation*, which requires companies to measure the cost of employee services received in exchange for an award of equity instruments, such as stock options or restricted stock, based on the fair value of the award on the grant date. The cost must be recognized over the vesting period of the award.

(7) **Fair Value of Assets and Liabilities**

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and expands disclosures about fair value measurements.

Money market fund investments are recorded at fair value on a recurring basis.

In accordance with ASC 820, WFFD groups its financial assets and financial liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect WFFD's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models, and similar techniques.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 are as follows:

Description	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 51,939,337	51,939,337	----	-----

(Continued)

(8)   Subsequent Event Disclosure

We have evaluated the effects of subsequent events that have occurred subsequent to period end December 31, 2013 and through February 25, 2014, which is the date we issued our statement of financial condition. During this period, there have been no material events that would require recognition in the 2013 statement of financial condition or disclosure in the notes to the statement of financial condition.